UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2017

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant’s name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three and nine month periods ended September 30, 2017

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
October 30, 2017

Introductory Note

In this quarterly report, references to “we,” “us,” “our” or the “RGHL Group” are to Reynolds Group Holdings Limited (“RGHL”) and its consolidated subsidiaries, unless otherwise indicated.

Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. Our annual report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2017 (the “Annual Report”) also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which is not included in this quarterly report. This quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. A copy of the Annual Report, including the exhibits thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at https://www.sec.gov, from which interested persons can electronically access the Annual Report. The Annual Report can also be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

We have prepared this quarterly report pursuant to (i) the requirements of the indentures that govern our senior secured notes and our senior notes, excluding the Pactiv Notes (as defined below), and (ii) the credit agreement with our lenders governing our senior secured credit facilities (the “Credit Agreement”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC, comprised of:

•	The 5.750% Senior Secured Notes due 2020; and

•	The 6.875% Senior Secured Notes due 2021;

•	Notes not covered by an effective registration statement filed with the SEC, comprised of:

•	The Floating Rate Senior Secured Notes due 2021;

•	The 5.125% Senior Secured Notes due 2023;

•	The 7.000% Senior Notes due 2024; and

•	The 6.400% Notes due 2018, the 7.950% Debentures due 2025 and the 8.375% Debentures due 2027, each issued by Pactiv LLC (collectively, the “Pactiv Notes”).

The senior secured notes are referred to as the “Reynolds Senior Secured Notes.” The senior notes are referred to as the “Reynolds Senior Notes.” The Reynolds Senior Secured Notes and the Reynolds Senior Notes are collectively referred to as the “Reynolds Notes.”

The indentures governing these notes, as well as our Credit Agreement, are described more fully in our Annual Report. Additionally, refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for more information.

Non-GAAP Financial Measures

In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit net of cash distributed. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), generally accepted accounting principles in the United States of America (“U.S. GAAP”), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this quarterly report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 4 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.
Forward-Looking Statements

This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to the future costs of raw materials, energy and freight;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure;

•	risks related to any potential supply of faulty or contaminated products;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to pension plans sponsored by us and others in our control group;

•	risks related to strategic transactions, including completed and future acquisitions or dispositions;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to information security, including a cyber security breach or a failure of one or more of our information technology systems, networks, processes or service providers;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and

•	risks related to increases in interest rates which would increase the cost of servicing our variable rate debt instruments.

The risks described above and the risks disclosed in or referred to in “Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in “Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.
Refer to the attached F pages of this quarterly report for our interim unaudited condensed consolidated financial statements and notes thereto for the three and nine month periods ended September 30, 2017 and September 30, 2016.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
Overview
RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. We are a leading global manufacturer and supplier of consumer food, beverage and foodservice packaging products. We are one of the largest consumer food, beverage and foodservice packaging companies in the United States, as measured by revenue, with leading market positions in many of our product lines based on management’s analysis of industry data. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies, and small local businesses. We primarily serve the consumer, food, beverage and foodservice market segments. We operate through five segments: Reynolds Consumer Products, Pactiv Foodservice, Graham Packaging, Evergreen and Closures.

On March 13, 2015, we completed the sale of our SIG segment to Onex Corporation. We received net cash proceeds of $4,149 million, including the settlement of final closing adjustments. In November 2016, an additional amount of €150 million was paid by Onex Corporation based on the financial performance of SIG during the fiscal year 2015. In June 2017, an additional amount of €10 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2016. All eligible earn-out proceeds have now been received.

Our Segments

Reynolds Consumer Products

Reynolds Consumer Products is a leading manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds® and Hefty®, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America.

Pactiv Foodservice
Pactiv Foodservice is a leading manufacturer of various foodservice and food packaging products serving the foodservice industry, which includes food processors, restaurants and supermarkets. Pactiv Foodservice offers a comprehensive range of products including tableware items, clear plastic containers, foam containers, paperboard containers, aluminum containers, microwaveable containers, clear rigid-display packaging, molded fiber and plastic egg cartons, foamed and rigid trays, absorbent tray pads and plastic film. Pactiv Foodservice has a large customer base and operates primarily in North America.

Graham Packaging
Graham Packaging is a leading designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging’s custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

Evergreen
Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is primarily used for beverages that require a cold-chain distribution system. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Closures
Closures is a leading manufacturer of plastic and aluminum beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures’ products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic and aluminum caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America.

Key Factors Influencing Our Financial Condition and Results of Operations
The following discussion should be read in conjunction with “Key Factors Influencing Our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

Substantial Leverage
The five segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including transaction-related debt commitment fees and recurring interest costs. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of September 30, 2017, our total indebtedness of $11,546 million was comprised of the outstanding principal amounts of our borrowings. As reflected in our consolidated statement of financial position, we had total borrowings of $11,492 million, consisting of total indebtedness net of unamortized transaction costs, original issue discounts and embedded derivatives. For more information regarding our external borrowings, refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Raw Materials and Energy Prices
Our results of operations, and the gross margins corresponding to each of our segments, are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are plastic resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

•	Evergreen — fiber, resin

•	Closures — resin

Historical index prices of resin, aluminum and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: IHS Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Source: Platts Metals Weekly

Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: RISI, Inc.

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Results of Operations

The following discussion should be read in conjunction with the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

Three month period ended September 30, 2017 compared to the three month period ended September 30, 2016

RGHL Group

	For the three month period ended September 30,
(In $ million, except for %)	2017	% of revenue	2016	% of revenue	Change	% change
Revenue	2,689	100%	2,705	100%	(16)	(1)%
Cost of sales	(2,087)	(78)%	(2,091)	(77)%	4	—%
Gross profit	602	22%	614	23%	(12)	(2)%
Selling, marketing and distribution expenses/General and administration expenses	(267)	(10)%	(285)	(11)%	18	6%
Net other income (expenses)	6	—%	(16)	(1)%	22	NM
Profit from operating activities	341	13%	313	12%	28	9%
Financial income	9	—%	245	9%	(236)	(96)%
Financial expenses	(159)	(6)%	(202)	(7)%	43	21%
Net financial income (expenses)	(150)	(6)%	43	2%	(193)	NM
Profit (loss) from continuing operations before income tax	191	7%	356	13%	(165)	(46)%
Income tax (expense) benefit	(56)	(2)%	(101)	(4)%	45	45%
Profit (loss) from continuing operations	135	5%	255	9%	(120)	(47)%
Profit (loss) from discontinued operations, net of income tax	(1)	NM	2	NM	(3)	NM
Profit (loss) for the period	134	NM	257	NM	(123)	(48)%
Depreciation and amortization from continuing operations	171	6%	175	6%	4	2%
RGHL Group Adjusted EBITDA(1) from continuing operations	538	20%	519	19%	19	4%

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

Revenue. Revenue decreased by $16 million, or 1%.The decrease was primarily due to lower overall sales volume at Pactiv Foodservice and Graham Packaging, partially offset by higher sales volume at Evergreen and Closures. Revenue was also unfavorably impacted by business divestitures at Pactiv Foodservice. These decreases were partially offset by higher pricing largely as a result of the pass-through of higher raw material costs to customers.

Cost of Sales. Cost of sales decreased by $4 million. The decrease was primarily due to lower sales volume at Pactiv Foodservice and Graham Packaging, partially offset by higher sales volume at Evergreen and Closures. The decrease also resulted from business divestitures at Pactiv Foodservice and lower depreciation expense. These decreases were partially offset by net unfavorable raw material costs, higher manufacturing costs and an $11 million non-cash reduction in the multi-employer pension plan withdrawal liability in the prior year period.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $18 million, or 6%. The decrease was primarily due to lower employee-related, advertising and operational process engineering-related consultancy costs.

Net Other. Net other changed by $22 million, resulting in net other income of $6 million. The change was primarily due to a favorable change in unrealized gains and losses on derivatives, lower asset impairment charges and a favorable foreign currency impact.

Net Financial Income (Expenses). Net financial income changed by $193 million, resulting in net financial expenses of $150 million. The change was primarily due to a favorable gain of $240 million in the fair value of embedded derivatives in the prior year period, partially offset by a $41 million decrease in interest expense due to the repayment of borrowings.

Income Tax. We recognized income tax expense of $56 million on income before income tax of $191 million (an effective tax rate of 29%) in the three month period ended September 30, 2017 as compared to income tax expense of $101 million on income before income tax of $356 million (an effective tax rate of 28%) for the three month period ended September 30, 2016. The effective tax rate in both periods reflects (i) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates and (ii) the inability to realize a tax benefit for losses in certain jurisdictions. For further information, including a reconciliation of income tax expense, refer to note 9.

Depreciation and Amortization. Depreciation and amortization decreased by $4 million, or 2%. The decrease was primarily due to certain assets becoming fully depreciated or amortized at Pactiv Foodservice and Graham Packaging.

Discontinued Operations, Net of Income Tax. Profit (loss) from discontinued operations changed by $3 million to a loss of $1 million. These amounts were primarily due to an increase in an indemnification reserve in the current year period and the foreign currency impact on the euro-denominated consideration receivable in the prior year period.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the three month period ended September 30,
(In $ million)	2017	2016
Profit from operating activities	341	313
Depreciation and amortization from continuing operations	171	175
RGHL Group EBITDA(1) from continuing operations	512	488
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	4	9
Non-cash change in multi-employer pension plan withdrawal liability	—	(11)
Non-cash pension expense	20	16
Operational process engineering-related consultancy costs	3	8
Related party management fee	8	8
Restructuring costs, net of reversals	4	8
Unrealized (gain) loss on derivatives	(13)	(5)
Other	—	(2)
RGHL Group Adjusted EBITDA(1) from continuing operations	538	519
Segment detail of Adjusted EBITDA:
Reynolds Consumer Products	165	161
Pactiv Foodservice	175	168
Graham Packaging	104	102
Evergreen	67	60
Closures	38	39
Corporate/Unallocated(2)	(11)	(11)
RGHL Group Adjusted EBITDA from continuing operations	538	519

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Consumer Products Segment

	For the three month period ended September 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	716	95%	701	94%	15	2%
Inter-segment revenue	38	5%	41	6%	(3)	(7)%
Total segment revenue	754	100%	742	100%	12	2%
Cost of sales	(535)	(71)%	(517)	(70)%	(18)	(3)%
Gross profit	219	29%	225	30%	(6)	(3)%
Selling, marketing and distribution expenses/ General and administration expenses	(76)	(10)%	(87)	(12)%	11	13%
Net other income (expenses)	4	1%	1	—%	3	NM
Profit from operating activities	147	19%	139	19%	8	6%
Reynolds Consumer Products segment Adjusted EBITDA	165	22%	161	22%	4	2%

Revenue. Total segment revenue increased by $12 million, or 2%. The increase was primarily due to higher pricing reflecting higher raw material costs.

Cost of Sales. Cost of sales increased by $18 million, or 3%. This increase was primarily driven by higher raw material costs. For the three month periods ended September 30, 2017 and September 30, 2016, raw material costs accounted for 68% and 66% of Reynolds Consumer Products’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $11 million, or 13%. The decrease was primarily due to lower advertising costs.

Net Other. Net other income increased by $3 million to $4 million. The increase was primarily due to a favorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the three month period ended September 30,
(In $ million)	2017	2016
Profit from operating activities	147	139
Depreciation and amortization	22	23
EBITDA	169	162
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	(5)	(1)
Other	1	—
Reynolds Consumer Products segment Adjusted EBITDA	165	161

Pactiv Foodservice Segment

	For the three month period ended September 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	834	87%	835	87%	(1)	—%
Inter-segment revenue	120	13%	122	13%	(2)	(2)%
Total segment revenue	954	100%	957	100%	(3)	—%
Cost of sales	(768)	(81)%	(775)	(81)%	7	1%
Gross profit	186	19%	182	19%	4	2%
Selling, marketing and distribution expenses/ General and administration expenses	(66)	(7)%	(78)	(8)%	12	15%
Net other income (expenses)	5	1%	(7)	(1)%	12	NM
Profit from operating activities	125	13%	97	10%	28	29%
Pactiv Foodservice segment Adjusted EBITDA	175	18%	168	18%	7	4%

Revenue. Total segment revenue decreased by $3 million. The decrease was primarily due to unfavorable sales volume across the ongoing business and business divestitures. These decreases were partially offset by higher pricing passed through, net of product mix impacts, and a favorable foreign currency impact.

Cost of Sales. Cost of sales decreased by $7 million, or 1%. The decrease was primarily due to decreased sales volume from ongoing business and lower costs due to business divestitures. These decreases were partially offset by higher raw material costs and higher manufacturing costs. For the three month periods ended September 30, 2017 and September 30, 2016, raw material costs accounted for 58% and 57% of Pactiv Foodservice’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $12 million, or 15%. The decrease was primarily due to lower operational process engineering-related consultancy costs and lower employee-related costs as a result of prior year restructuring initiatives.

Net Other. Net other changed by $12 million to net other income of $5 million. The change was primarily due to $5 million of lower asset impairment charges and a $4 million increase in unrealized gains on derivatives. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the three month period ended September 30,
(In $ million)	2017	2016
Profit from operating activities	125	97
Depreciation and amortization	51	55
EBITDA	176	152
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	2	7
Operational process engineering-related consultancy costs	2	8
Restructuring costs, net of reversals	1	5
Unrealized (gain) loss on derivatives	(7)	(3)
Other	1	(1)
Pactiv Foodservice segment Adjusted EBITDA	175	168

Graham Packaging Segment

	For the three month period ended September 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	537	100%	559	100%	(22)	(4)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	537	100%	559	100%	(22)	(4)%
Cost of sales	(455)	(85)%	(479)	(86)%	24	5%
Gross profit	82	15%	80	14%	2	3%
Selling, marketing and distribution expenses/General and administration expenses	(46)	(9)%	(46)	(8)%	—	—%
Net other income (expenses)	—	—%	(2)	—%	2	100%
Profit from operating activities	36	7%	32	6%	4	13%
Graham Packaging segment Adjusted EBITDA	104	19%	102	18%	2	2%

Revenue. Revenue decreased by $22 million, or 4%. The decrease was primarily due to a decrease in sales volume and a decline in pricing. The decrease in sales volume was primarily due to overall market demand.

Cost of Sales. Cost of sales decreased by $24 million, or 5%. The decrease was primarily due to lower raw material costs, lower sales volume and lower operational costs. For the three month periods ended September 30, 2017 and September 30, 2016, raw material costs accounted for 52% and 53% of Graham Packaging’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses remained flat at $46 million.

Net Other. Net other expenses decreased by $2 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the three month period ended September 30,
(In $ million)	2017	2016
Profit from operating activities	36	32
Depreciation and amortization	66	67
EBITDA	102	99
Included in Graham Packaging segment EBITDA:
Other	2	3
Graham Packaging segment Adjusted EBITDA	104	102

Evergreen Segment

	For the three month period ended September 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	367	92%	368	93%	(1)	—%
Inter-segment revenue	33	8%	28	7%	5	18%
Total segment revenue	400	100%	396	100%	4	1%
Cost of sales	(329)	(82)%	(317)	(80)%	(12)	(4)%
Gross profit	71	18%	79	20%	(8)	(10)%
Selling, marketing and distribution expenses/ General and administration expenses	(21)	(5)%	(23)	(6)%	2	9%
Net other income (expenses)	3	1%	—	—%	3	NM
Profit from operating activities	53	13%	56	14%	(3)	(5)%
Evergreen segment Adjusted EBITDA	67	17%	60	15%	7	12%

Revenue. Total segment revenue increased by $4 million, or 1%. Revenue from liquid packaging board increased primarily due to higher sales volume. This increase was partially offset by a decrease in revenue from carton packaging, primarily due to lower sales volume partially offset by increased pricing, and a decrease in revenue from paper products, primarily due to lower pricing as a result of ongoing market conditions partially offset by higher sales volume.

Cost of Sales. Cost of sales increased by $12 million, or 4%. The increase was primarily due to a $10 million non-cash reduction in the multi-employer pension plan withdrawal liability in the prior year period. This item has been included in the segment’s prior year period Adjusted EBITDA calculation. Additionally, cost of sales increased due to the previously discussed overall increase in sales volume, partially offset by favorable operating results due to the timing of planned maintenance outages. For the three month periods ended September 30, 2017 and September 30, 2016, raw material costs accounted for 41% of Evergreen’s cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million, or 9%.

Net Other. Net other changed by $3 million, resulting in net other income of $3 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the three month period ended September 30,
(In $ million)	2017	2016
Profit from operating activities	53	56
Depreciation and amortization	14	14
EBITDA	67	70
Included in Evergreen segment EBITDA:
Non-cash change in multi-employer pension plan withdrawal liability	—	(10)
Evergreen segment Adjusted EBITDA	67	60

Closures Segment

	For the three month period ended September 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	235	98%	242	99%	(7)	(3)%
Inter-segment revenue	4	2%	3	1%	1	33%
Total segment revenue	239	100%	245	100%	(6)	(2)%
Cost of sales	(195)	(82)%	(196)	(80)%	1	1%
Gross profit	44	18%	49	20%	(5)	(10)%
Selling, marketing and distribution expenses/ General and administration expenses	(24)	(10)%	(24)	(10)%	—	—%
Net other income (expenses)	(2)	(1)%	(1)	—%	(1)	(100)%
Profit from operating activities	18	8%	24	10%	(6)	(25)%
Closures segment Adjusted EBITDA	38	16%	39	16%	(1)	(3)%

Revenue. Total segment revenue decreased by $6 million, or 2%.The decrease was primarily due to lower pricing, primarily as a result of competitive pressures in the closures market, and an unfavorable foreign currency impact, partially offset by higher sales volume.

Cost of Sales. Cost of sales decreased by $1 million, or 1%. For the three month periods ended September 30, 2017 and September 30, 2016, raw material costs accounted for 59% of Closures’ cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses remained flat at $24 million.

Net Other. Net other expenses increased by $1 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the three month period ended September 30,
(In $ million)	2017	2016
Profit from operating activities	18	24
Depreciation and amortization	18	16
EBITDA	36	40
Included in Closures segment EBITDA:
Other	2	(1)
Closures segment Adjusted EBITDA	38	39

Corporate/Unallocated

	For the three month period ended September 30,
(In $ million, except for %)	2017	2016	Change	% change
Gross profit (loss)	—	(1)	1	100%
Selling, marketing and distribution expenses/General and administration expenses	(34)	(27)	(7)	(26)%
Net other income (expenses)	(4)	(7)	3	43%
Loss from operating activities	(38)	(35)	(3)	(9)%
Corporate/Unallocated Adjusted EBITDA	(11)	(11)	—	—%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $7 million, or 26%. The increase was primarily due to a $5 million pension settlement charge incurred by the corporate sponsor of the Pactiv Retirement Plan. This was in connection with the fund’s purchase of a group annuity contract from an insurance company to settle $308 million of the outstanding pension benefit obligation under the plan. For further information, refer to note 13. This item has been included in the segment’s Adjusted EBITDA calculation.

Net Other. Net other expenses decreased by $3 million to $4 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the three month period ended September 30,
(In $ million)	2017	2016
Loss from operating activities	(38)	(35)
EBITDA	(38)	(35)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	20	16
Related party management fee	8	8
Other	(1)	—
Corporate/Unallocated Adjusted EBITDA	(11)	(11)

Results of Operations

Nine month period ended September 30, 2017 compared to the nine month period ended September 30, 2016

RGHL Group

	For the nine month period ended September 30,
(In $ million, except for %)	2017	% of revenue	2016	% of revenue	Change	% change
Revenue	7,832	100%	8,006	100%	(174)	(2)%
Cost of sales	(6,117)	(78)%	(6,217)	(78)%	100	2%
Gross profit	1,715	22%	1,789	22%	(74)	(4)%
Selling, marketing and distribution expenses/General and administration expenses	(772)	(10)%	(807)	(10)%	35	4%
Net other income (expenses)	(31)	—%	(36)	—%	5	14%
Profit from operating activities	912	12%	946	12%	(34)	(4)%
Financial income	153	2%	479	6%	(326)	(68)%
Financial expenses	(577)	(7)%	(791)	(10)%	214	27%
Net financial income (expenses)	(424)	(5)%	(312)	(4)%	(112)	(36)%
Profit (loss) from continuing operations before income tax	488	6%	634	8%	(146)	(23)%
Income tax (expense) benefit	(147)	(2)%	(212)	(3)%	65	31%
Profit (loss) from continuing operations	341	4%	422	5%	(81)	(19)%
Profit (loss) from discontinued operations, net of income tax	—	NM	7	NM	(7)	NM
Profit (loss) for the period	341	NM	429	NM	(88)	NM
Depreciation and amortization from continuing operations	505	6%	528	7%	23	4%
RGHL Group Adjusted EBITDA(1) from continuing operations	1,530	20%	1,596	20%	(66)	(4)%

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

Revenue. Revenue decreased by $174 million, or 2%. The decrease was primarily due to lower sales volume across all segments, business divestitures at Pactiv Foodservice and an unfavorable change in foreign currency rates, partially offset by higher pricing largely as a result of the pass-through of higher raw material costs to customers.

Cost of Sales. Cost of sales decreased by $100 million, or 2%. The decrease was primarily due to lower sales volume across all segments, business divestitures at Pactiv Foodservice, lower depreciation expense, lower restructuring costs and favorable foreign currency rates. The decreases were partially offset by net unfavorable raw material costs and higher manufacturing costs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $35 million, or 4%. The decrease was primarily due to lower operational process engineering-related consultancy and employee-related costs.

Net Other. Net other expenses decreased by $5 million to $31 million. The decrease was due to lower asset impairment charges and a favorable foreign currency impact, partially offset by a $13 million loss on the sale of businesses and an $8 million unfavorable change in unrealized gains and losses on derivatives.

Net Financial Income (Expenses). Net financial expenses increased by $112 million to $424 million. The increase was primarily due to an unfavorable change of $315 million in the fair value of embedded derivatives and a $39 million unfavorable foreign currency impact. These increases were partially offset by a $196 million decrease in interest expense, primarily as a result of the debt repayments and a $40 million decrease in losses on extinguishment of debt compared to the prior year period. For more information regarding financial income (expenses) and borrowings, refer to notes 8 and 12.

Income Tax. We recognized income tax expense of $147 million on income before income tax of $488 million (an effective tax rate of 30%) in the nine month period ended September 30, 2017 as compared to income tax expense of $212 million on income before income tax of $634 million (an effective tax rate of 33%) for the nine month period ended September 30, 2016. The effective tax rate in both periods reflects (i) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates and (ii) the inability to realize a tax benefit for losses in certain jurisdictions. The 2017 effective tax rate also reflects the establishment of a $35 million deferred tax asset for unused tax losses previously unrecognized. For further information, including a reconciliation of income tax expense, refer to note 9.

Depreciation and Amortization. Depreciation and amortization decreased by $23 million. The decrease was primarily due to certain assets becoming fully depreciated or amortized at Pactiv Foodservice and Graham Packaging.

Discontinued Operations, Net of Income Tax. Profit from discontinued operations decreased by $7 million. These amounts were primarily due to the foreign currency impact on the euro-denominated consideration receivable.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the nine month period ended September 30,
(In $ million)	2017	2016
Profit from operating activities	912	946
Depreciation and amortization from continuing operations	505	528
RGHL Group EBITDA(1) from continuing operations	1,417	1,474
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	7	19
(Gain) loss on sale of businesses and non-current assets	13	—
Non-cash pension expense	54	49
Operational process engineering-related consultancy costs	5	19
Related party management fee	22	24
Restructuring costs, net of reversals	16	29
Unrealized (gain) loss on derivatives	(2)	(12)
Other	(2)	(6)
RGHL Group Adjusted EBITDA(1) from continuing operations	1,530	1,596
Segment detail of Adjusted EBITDA:
Reynolds Consumer Products	457	479
Pactiv Foodservice	494	503
Graham Packaging	310	327
Evergreen	194	202
Closures	107	111
Corporate/Unallocated(2)	(32)	(26)
RGHL Group Adjusted EBITDA from continuing operations	1,530	1,596

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Consumer Products Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	2,021	95%	2,026	95%	(5)	—%
Inter-segment revenue	113	5%	108	5%	5	5%
Total segment revenue	2,134	100%	2,134	100%	—	—%
Cost of sales	(1,529)	(72)%	(1,504)	(70)%	(25)	(2)%
Gross profit	605	28%	630	30%	(25)	(4)%
Selling, marketing and distribution expenses/ General and administration expenses	(215)	(10)%	(218)	(10)%	3	1%
Net other income (expenses)	5	—%	9	—%	(4)	(44)%
Profit from operating activities	395	19%	421	20%	(26)	(6)%
Reynolds Consumer Products segment Adjusted EBITDA	457	21%	479	22%	(22)	(5)%

Revenue. Total segment revenue was flat. Price increases resulting from higher raw material costs were offset by a decrease in sales volume.

Cost of Sales. Cost of sales increased by $25 million, or 2%. The increase was primarily due to higher raw material costs and higher manufacturing costs, partially offset by lower sales volume. For the nine month periods ended September 30, 2017 and September 30, 2016, raw material costs accounted for 66% and 65% of Reynolds Consumer Products’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $3 million, or 1%.

Net Other. Net other income decreased by $4 million to $5 million. The decrease was primarily due to an unfavorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2017	2016
Profit from operating activities	395	421
Depreciation and amortization	65	66
EBITDA	460	487
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	(4)	(8)
Other	1	—
Reynolds Consumer Products segment Adjusted EBITDA	457	479

Pactiv Foodservice Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	2,416	87%	2,446	87%	(30)	(1)%
Inter-segment revenue	368	13%	374	13%	(6)	(2)%
Total segment revenue	2,784	100%	2,820	100%	(36)	(1)%
Cost of sales	(2,259)	(81)%	(2,295)	(81)%	36	2%
Gross profit	525	19%	525	19%	—	—%
Selling, marketing and distribution expenses/ General and administration expenses	(195)	(7)%	(222)	(8)%	27	12%
Net other income (expenses)	(16)	(1)%	(12)	—%	(4)	(33)%
Profit from operating activities	314	11%	291	10%	23	8%
Pactiv Foodservice segment Adjusted EBITDA	494	18%	503	18%	(9)	(2)%

Revenue. Total segment revenue decreased by $36 million, or 1%. The decrease was primarily due to business divestitures, unfavorable sales volume across the ongoing business and an unfavorable foreign currency impact. These decreases were partially offset by higher pricing passed through to customers, net of product mix impacts.

Cost of Sales. Cost of sales decreased by $36 million, or 2%. The decrease was primarily due to lower costs due to business divestitures, lower depreciation expense, lower restructuring costs and a favorable foreign currency impact. These decreases were partially offset by higher raw material costs and higher manufacturing costs. For the nine month periods ended September 30, 2017 and September 30, 2016, raw material costs accounted for 58% and 57% of Pactiv Foodservice’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $27 million, or 12%. The decrease was primarily due to lower operational process engineering-related consultancy costs and lower employee-related costs as a result of prior year restructuring initiatives as well as business divestitures.

Net Other. Net other expenses increased by $4 million to $16 million. The increase was primarily due to an $11 million loss on sale of businesses. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2017	2016
Profit from operating activities	314	291
Depreciation and amortization	154	170
EBITDA	468	461
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	2	10
(Gain) loss on sale of businesses and non-current assets	11	—
Operational process engineering-related consultancy costs	4	19
Restructuring costs, net of reversals	7	15
Unrealized (gain) loss on derivatives	2	(1)
Other	—	(1)
Pactiv Foodservice segment Adjusted EBITDA	494	503

Graham Packaging Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	1,639	100%	1,717	100%	(78)	(5)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	1,639	100%	1,717	100%	(78)	(5)%
Cost of sales	(1,387)	(85)%	(1,453)	(85)%	66	5%
Gross profit	252	15%	264	15%	(12)	(5)%
Selling, marketing and distribution expenses/General and administration expenses	(140)	(9)%	(149)	(9)%	9	6%
Net other income (expenses)	(4)	—%	(7)	—%	3	43%
Profit from operating activities	108	7%	108	6%	—	—%
Graham Packaging segment Adjusted EBITDA	310	19%	327	19%	(17)	(5)%

Revenue. Revenue decreased by $78 million, or 5%. The decrease was primarily due to a decrease in sales volume and a decline in pricing. The decrease in sales volume was primarily due to net contract losses and overall market demand.

Cost of Sales. Cost of sales decreased by $66 million, or 5%. The decrease was primarily due to lower sales volume, lower raw material costs and lower depreciation expense as certain assets became fully depreciated. For the nine month periods ended September 30, 2017 and September 30, 2016, raw material costs accounted for 52% and 53% of Graham Packaging’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $9 million, or 6%. The decrease was primarily due to cost savings initiatives and a decrease in restructuring costs.

Net Other. Net other expenses decreased by $3 million to $4 million. The decrease was primarily due to a decrease in asset impairment charges, partially offset by a loss on the sale of a business in the current year period. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2017	2016
Profit from operating activities	108	108
Depreciation and amortization	194	202
EBITDA	302	310
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	3	6
Restructuring costs, net of reversals	3	10
Other	2	1
Graham Packaging segment Adjusted EBITDA	310	327

Evergreen Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	1,077	92%	1,110	93%	(33)	(3)%
Inter-segment revenue	90	8%	88	7%	2	2%
Total segment revenue	1,167	100%	1,198	100%	(31)	(3)%
Cost of sales	(958)	(82)%	(965)	(81)%	7	1%
Gross profit	209	18%	233	19%	(24)	(10)%
Selling, marketing and distribution expenses/ General and administration expenses	(63)	(5)%	(69)	(6)%	6	9%
Net other income (expenses)	3	—%	5	—%	(2)	(40)%
Profit from operating activities	149	13%	169	14%	(20)	(12)%
Evergreen segment Adjusted EBITDA	194	17%	202	17%	(8)	(4)%

Revenue. Total segment revenue decreased by $31 million, or 3%. Revenue from paper products decreased by $31 million, primarily due to lower sales volume and lower pricing as a result of ongoing market conditions. Revenue from carton packaging decreased $20 million, primarily due to lower sales volume partially offset by increased pricing. These decreases were partially offset by an increase in revenue of $20 million from liquid packaging board, primarily due to higher sales volume partially offset by lower pricing as a result of competitive pressures within the liquid packaging board market.

Cost of Sales. Cost of sales decreased by $7 million, or 1%. The decrease was primarily due to the previously discussed overall decline in sales volume and favorable operating results due to the timing of planned maintenance outages. The prior year period included a non-cash reduction in the multi-employer pension plan withdrawal liability. This item has been included in the segment’s Adjusted EBITDA calculation. For the nine month periods ended September 30, 2017 and September 30, 2016, raw material costs accounted for 41% of Evergreen’s cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $6 million, or 9%.

Net Other. Net other income decreased by $2 million to $3 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2017	2016
Profit from operating activities	149	169
Depreciation and amortization	43	41
EBITDA	192	210
Included in Evergreen segment EBITDA:
Non-cash change in multi-employer pension plan withdrawal liability	1	(5)
Other	1	(3)
Evergreen segment Adjusted EBITDA	194	202

Closures Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	679	98%	707	98%	(28)	(4)%
Inter-segment revenue	12	2%	12	2%	—	—%
Total segment revenue	691	100%	719	100%	(28)	(4)%
Cost of sales	(567)	(82)%	(582)	(81)%	15	3%
Gross profit	124	18%	137	19%	(13)	(9)%
Selling, marketing and distribution expenses/ General and administration expenses	(71)	(10)%	(73)	(10)%	2	3%
Net other income (expenses)	(2)	—%	(6)	(1)%	4	67%
Profit from operating activities	51	7%	58	8%	(7)	(12)%
Closures segment Adjusted EBITDA	107	15%	111	15%	(4)	(4)%

Revenue. Total segment revenue decreased by $28 million, or 4%. The decrease was primarily due to lower sales volume. Revenue also decreased due to lower pricing primarily as a result of competitive pressures and an unfavorable foreign currency impact.

Cost of Sales. Cost of sales decreased by $15 million, or 3%. The decrease was primarily due to lower sales volume and a favorable foreign currency impact. These decreases were partially offset by higher raw material costs, mostly resin. For the nine month periods ended September 30, 2017 and September 30, 2016, raw material costs accounted for 59% of Closures’ cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million, or 3%.

Net Other. Net other expenses decreased by $4 million to $2 million. The decrease was primarily due to a favorable foreign currency impact.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2017	2016
Profit from operating activities	51	58
Depreciation and amortization	49	49
EBITDA	100	107
Included in Closures segment EBITDA:
Asset impairment charges, net of reversals	2	3
Restructuring costs, net of reversals	4	3
Other	1	(2)
Closures segment Adjusted EBITDA	107	111

Corporate/Unallocated

	For the nine month period ended September 30,
(In $ million, except for %)	2017	2016	Change	% change
Gross profit (loss)	—	—	—	NM
Selling, marketing and distribution expenses/General and administration expenses	(88)	(76)	(12)	(16)%
Net other income (expenses)	(17)	(25)	8	32%
Loss from operating activities	(105)	(101)	(4)	(4)%
Corporate/Unallocated Adjusted EBITDA	(32)	(26)	(6)	(23)%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $12 million. The increase included a $5 million pension settlement charge incurred by the corporate sponsor of the Pactiv Retirement Plan. This was in connection with the fund’s purchase of a group annuity contract from an insurance company to settle $308 million of the outstanding pension benefit obligation under the plan. For further information, refer to note 13. The non-cash pension expense has been included in the segment’s Adjusted EBITDA calculation.

Net Other. Net other expenses decreased by $8 million to $17 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the nine month period ended September 30,
(In $ million)	2017	2016
Loss from operating activities	(105)	(101)
EBITDA	(105)	(101)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	54	49
Related party management fee	22	24
Other	(3)	2
Corporate/Unallocated Adjusted EBITDA	(32)	(26)

Differences Between the RGHL Group and the Beverage Packaging Group Results of Operations
The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings (Luxembourg) I S.A. and its consolidated subsidiaries ("Beverage Packaging Group"). The information presented in the RGHL Group unaudited condensed consolidated financial statements is substantially equivalent to the information that would be presented in the Beverage Packaging Group financial statements. Accordingly, separate Beverage Packaging Group financial statements are not included in this quarterly report. RGHL is a holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group unaudited condensed consolidated financial statements and the revenue and gross profit amounts that would be included in the Beverage Packaging Group financial statements. The differences in the profit (loss) before income tax are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of the Beverage Packaging Group that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL, management fee expense recognized by RGHL and incidental RGHL corporate expenses, as applicable in a given period.

Differences between the RGHL Group statement of financial position and the financial position of the Beverage Packaging Group are primarily attributable to the related party receivables and borrowings of RGHL and balances between RGHL and the Beverage Packaging Group.

Differences between the RGHL Group statement of cash flows and the cash flows of the Beverage Packaging Group primarily relate to the management fee, loans with RGHL and transactions associated with share capital.

Liquidity and Capital Resources
Historical Cash Flows
The following table discloses the RGHL Group’s cash flows for the periods presented:

	For the nine month period ended September 30,
(In $ million)	2017	2016
Net cash flows from (used in) operating activities	451	629
Net cash flows from (used in) investing activities	(276)	(220)
Net cash flows from (used in) financing activities	(674)	(839)
Net increase (decrease) in cash and cash equivalents	(499)	(430)

Cash Flows from (used in) Operating Activities
Cash from operating activities was $451 million compared to cash from operating activities of $629 million in the prior year period. The current year period includes a lower Adjusted EBITDA contribution, an increase of $231 million in the build of working capital over the prior year period, an increase in employee benefit and provision payments as well as an increase in income tax payments in the current year period. These decreases in cash from operating activities were partially offset by a decrease of $205 million in interest payments due to a reduction in outstanding principal borrowings amounts as well as a reduction of $59 million in redemption premium payments.
Cash Flows from (used in) Investing Activities
Cash used in investing activities was $276 million compared to cash used in investing activities of $220 million in the prior year period. The current year period includes an increase of $72 million in capital expenditures. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flows from (used in) Financing Activities
The net cash outflow during each respective period is summarized as follows:

	For the nine month period ended September 30,
(In $ million)	2017	2016
Drawdown of borrowings	452	3,338
Repayment of borrowings	(1,112)	(4,080)
Payment of debt transaction costs	(10)	(92)
Other	(4)	(5)
Net cash outflow	(674)	(839)

Refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information related to each of our borrowings.

Capital Expenditures

Capital expenditures were $287 million compared to $215 million in the prior year period. The increase reflects higher investments made in the current year period.

We incurred $324 million in capital expenditures in 2016 and we expect to incur approximately $400 million in capital expenditures during 2017 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Liquidity and Capital Resources
We have substantial debt and debt service obligations. As of September 30, 2017, our total indebtedness of $11,546 million was comprised of the outstanding principal amounts of our borrowings.

Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facility of our Credit Agreement, borrowings under the 2017 Securitization Facility (as defined below) and local working capital facilities. In addition to our cash and cash equivalents, as of September 30, 2017, we had $238 million available for drawing under our revolving credit facility. Our revolving credit facility matures in August 2021.

Our ability to borrow under our revolving credit facility or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes), including financial covenants.

On February 7, 2017, the RGHL Group entered into an incremental assumption agreement and incurred $3,315 million and €249 million of term loans thereunder. The proceeds of these incremental term loans were used to repay in full the outstanding U.S. and European term loans under the Credit Agreement. This resulted in a 0.25% per annum reduction in the margin applicable to the outstanding U.S. and European term loans to 3.000% per annum and 3.500% per annum, respectively, and a reduction in the LIBOR floor of the U.S. term loans by 100 basis points to 0.000% per annum.

On February 15, 2017, the RGHL Group redeemed all of the $345 million aggregate principal amount outstanding of 8.250% Senior Notes due 2021 at a redemption price of 102.750% plus accrued and unpaid interest.

On March 22, 2017, the RGHL Group entered into a receivables loan and security agreement with the lenders governing the securitization facility (the “2017 Securitization Facility”), of which $452 million was drawn on the closing date. The proceeds and cash were used to repay and extinguish all amounts outstanding under the previous securitization facility and pay transaction fees and expenses. The 2017 Securitization Facility matures on March 22, 2022. Consistent with the previous facility: (i) the amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables; (ii) the 2017 Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash; and (iii) the terms of the arrangement do not result in the derecognition of the trade receivables by the RGHL Group. The interest rate margin on the 2017 Securitization Facility was reduced to 1.75% per annum from 1.90% per annum.

On June 15, 2017, the RGHL Group repaid upon maturity all of the $300 million aggregate principal amount outstanding of 8.125% Debentures due 2017.

On September 29, 2017, the interest rate margin applicable to the outstanding U.S. and European term loans was reduced by 0.25% per annum to 2.750% per annum and 3.250% per annum, respectively, due to certain upgrades in RGHL’s credit rating.

Our annualized cash interest obligations on our outstanding indebtedness are expected to be approximately $602 million, assuming interest on our floating rate debt continues to accrue at the current applicable interest rates and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. In addition, $16 million of 6.400% Notes due 2018 mature on January 15, 2018. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations. Refer to note 12 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for details related to our debt and related repayment terms.

Under the indentures governing the Reynolds Notes we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures governing certain of our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio, (ii) under the indentures governing our Reynolds Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio and (iii) under the indentures governing the 5.125% Senior Secured Notes due 2023 and the Floating Rate Senior Secured Notes due 2021, the liens securing first lien secured indebtedness do not exceed a 4.50 to 1.00 senior secured first lien leverage ratio.

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured or unsecured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement and senior secured notes in an unlimited amount so long as our total secured leverage ratio does not exceed 4.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the total secured leverage ratio covenant included in the Credit Agreement. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted if the fixed charge coverage ratio covenant is at least 2.00 to 1.00 on a pro forma basis.

The Credit Agreement and the indentures governing the Reynolds Notes generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the Credit Agreement and our other outstanding indebtedness, including the Reynolds Notes. We expect to remain in compliance with our covenants.

Our future operating performance and our ability to service or refinance the Credit Agreement, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

We may from time to time seek to issue additional indebtedness depending on market conditions, our liquidity requirements and other considerations.

We or our affiliates may from time to time seek to retire or repurchase our outstanding indebtedness in open market purchases, privately negotiated transactions or otherwise. Such transactions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other considerations.

Embedded Derivatives
We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial income (expenses) in the statement of comprehensive income as a component of profit or loss. As of September 30, 2017, our non-current derivative asset associated with embedded derivatives was $374 million. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives.

Contractual Obligations
The following table summarizes our material contractual obligations as of September 30, 2017:

	Payments, due by period, as of September 30, 2017
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,037	1,037	—	—	—
Financial liabilities(1)	14,473	1,056	1,247	5,490	6,680
Operating leases	401	105	149	86	61
Unconditional capital expenditure obligations	131	131	—	—	—
Total contractual obligations	16,042	2,329	1,396	5,576	6,741

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect as of September 30, 2017.

As of September 30, 2017, our liabilities for pensions, post-employment benefits and uncertain tax positions totaled $1,044 million. We are unable to determine the ultimate timing of these liabilities; therefore, we have excluded these amounts from the contractual obligations table above.

The RGHL Group is required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments will be due in 2017 for the year ended December 31, 2016.

Contingent Liabilities
The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the RGHL Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The Credit Agreement permits the RGHL Group to pay an additional Management Fee of up to $22 million in respect of the 2009 and 2010 financial years. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

As part of the agreements for the sale of various businesses, the RGHL Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of September 30, 2017, the RGHL Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the RGHL Group’s financial position, results of operations and cash flows.
Off-Balance Sheet Arrangements
Other than operating leases entered into in the normal course of business, we have no material off-balance sheet obligations.

Accounting Principles
Our interim unaudited condensed consolidated financial statements have been prepared in accordance with IFRS and International Financial Reporting Interpretations Committee Interpretations as issued by the IASB.

Critical Accounting Policies
For a summary of our critical accounting policies, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Our critical accounting policies have not changed from those disclosed in our Annual Report.

In connection with the goodwill impairment test for the year ended December 31, 2016, the RGHL Group determined that Graham Packaging’s goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.2 billion by approximately 5%. A change of 3% in the forecasted EBITDA, forecasted cash flows or discount rate or a 1% change in the estimated earnings multiple for Graham Packaging could result in a goodwill impairment. No triggering events that would require further testing of goodwill impairment were identified during the nine month period ended September 30, 2017.

Recently Issued Accounting Pronouncements

Refer to note 2.2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for information regarding new and revised accounting standards and interpretations.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings, interest rate swaps and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets, the costs associated with entering into such arrangements and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through of changes in commodity prices to customers. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk

We had significant debt commitments outstanding as of September 30, 2017. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars and euros that are drawn under our Floating Rate Senior Secured Notes, our Credit Agreement and our 2017 Securitization Facility. As of September 30, 2017, the Floating Rate Senior Secured Notes accrued interest at a floating rate with no floor. As of September 30, 2017, the Credit Agreement included interest rate floors of 0.0% per annum on the revolving loan and the U.S. and European term loans. As of September 30, 2017, the 2017 Securitization Facility accrued interest at a floating rate with no floor.

The underlying rate for our Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of September 30, 2017, the applicable three-month Dollar LIBO Rate was 1.30%. In July 2016, the RGHL Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the RGHL Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for our Credit Agreement are the one-month LIBOR and EURIBOR, and as of September 30, 2017 the applicable rates were 1.23% and (0.37%), respectively. Based on our outstanding debt commitments as of September 30, 2017, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $33 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would result in a $33 million decrease in interest expense on the U.S. term loan and would have no impact on interest expense for the European term loan due to the EURIBOR floor under our Credit Agreement.

The underlying rate for our 2017 Securitization Facility is the one-month LIBOR. As of September 30, 2017, the applicable one-month LIBOR was 1.24%. Based on our outstanding debt commitments under our 2017 Securitization Facility as of September 30, 2017, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rates would result in a $4 million increase (decrease) in interest expense.

Foreign Currency Exchange Rate Risk

As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities. We are also exposed to foreign currency exchange risk on certain intercompany borrowings between certain of our entities with different functional currencies.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. On a limited basis, we use contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate, we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. The following table provides the details of our outstanding foreign currency derivative contracts as of September 30, 2017.

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency forwards	Sell	Canadian dollars	15,600,000		$1.2451 - 1.3590	Oct 2017 - Feb 2018

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of September 30, 2017, the estimated fair values of the outstanding foreign currency exchange derivative contracts were a net liability of less than $1 million. During the nine month period ended September 30, 2017, we recognized a $1 million unrealized loss and a $1 million realized loss in net other income (expenses) in the profit or loss component of the statement of comprehensive income related to foreign currency exchange derivatives.

A 10% upward (downward) movement in the price curve used to value the foreign currency derivative contracts, applied as of September 30, 2017, would have resulted in an increase (decrease) of less than $1 million in unrealized losses recognized in the statement of comprehensive income assuming all other variables remain constant.

Commodity Risk

We are exposed to commodity and other price risk principally from the purchase of resin (and its components), natural gas, electricity, aluminum and diesel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum, diesel and natural gas.

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when we can pass on these raw material costs changes to our customers or (b) fix our input costs for a period of time. The following table provides the details of our outstanding commodity derivative contracts as of September 30, 2017.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Resin swaps	kiloliter	1,500	JPY 35,000	Oct 2017 - Dec 2017
Aluminum swaps	metric tonne	38,952	$1,562 - $2,194	Oct 2017 - Dec 2018*
Aluminum Midwest Premium swaps	pound	3,943,427	$0.07 - $0.10	Oct 2017 - Dec 2018*
Natural gas swaps	million BTU	4,741,725	$2.82 - $3.36	Nov 2017 - Dec 2018
Polymer-grade propylene swaps	pound	20,371,413	$0.40 - $0.49	Oct 2017 - Mar 2018
Benzene swaps	U.S. liquid gallon	12,149,737	$2.58 - $ 3.50	Nov 2017 - Jul 2018
Diesel swaps	U.S. liquid gallon	6,120,497	$2.46 - $2.76	Oct 2017 - Sep 2018
Low-density polyethylene swaps	pound	9,000,000	$0.81 - $0.82	Oct 2017 - Jun 2018
Ethylene	pound	5,437,098	$0.34 - $0.35	Oct 2017 - May 2018

*	Includes swaps that hedge the price of aluminum for a private label customer contract that expires in December 2018.

The fair values of the commodity derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of September 30, 2017, the estimated fair values of the outstanding commodity derivative contracts were a net asset of $8 million. During the nine month period ended September 30, 2017, we recognized a $4 million unrealized gain in net other income (expenses) in the profit or loss component of the statement of comprehensive income and a $9 million realized gain as a component of cost of sales in the statement of comprehensive income related to commodity derivatives.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of September 30, 2017, would have resulted in an increase (decrease) of $1 million in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

ITEM 4. CONTROLS AND PROCEDURES.
Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of September 30, 2017.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the three month period ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS.
We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report.

ITEM 1A. RISK FACTORS.
There have been no material changes in the risk factors disclosed in our Annual Report.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.
Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.
Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.
Not applicable.

ITEM 5. OTHER INFORMATION.
Not applicable.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

1.   I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
October 30, 2017

31.2 Rule 13a-14(a) Certification
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

1.    I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
October 30, 2017

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended September 30, 2017 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas Degnan, as Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
October 30, 2017

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended September 30, 2017 as furnished with the Securities and Exchange Commission on the date hereof, I, Allen Hugli, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
October 30, 2017

Reynolds Group Holdings Limited

Interim unaudited condensed consolidated financial statements for the three and nine month periods ended
September 30, 2017 and 2016

Reynolds Group Holdings Limited

Contents

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of comprehensive income

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2017	2016	2017	2016
Revenue		2,689	2,705	7,832	8,006
Cost of sales		(2,087)	(2,091)	(6,117)	(6,217)
Gross profit		602	614	1,715	1,789
Selling, marketing and distribution expenses		(76)	(85)	(212)	(217)
General and administration expenses		(191)	(200)	(560)	(590)
Net other income (expenses)	6	6	(16)	(31)	(36)
Profit from operating activities		341	313	912	946
Financial income	8	9	245	153	479
Financial expenses	8	(159)	(202)	(577)	(791)
Net financial income (expenses)		(150)	43	(424)	(312)
Profit (loss) from continuing operations before income tax		191	356	488	634
Income tax (expense) benefit	9	(56)	(101)	(147)	(212)
Profit (loss) from continuing operations		135	255	341	422
Profit (loss) from discontinued operations, net of income tax	7	(1)	2	—	7
Profit (loss) for the period		134	257	341	429
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(2)	(2)	86	(8)
Reclassification from foreign currency translation reserve		—	—	14	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		61	25	66	(151)
Total other comprehensive income (loss), net of income tax		59	23	166	(159)
Total comprehensive income (loss)		193	280	507	270
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		134	254	339	420
Equity holder of the Group - discontinued operations		(1)	2	—	7
Non-controlling interests		1	1	2	2
		134	257	341	429
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		193	277	505	261
Equity holder of the Group - discontinued operations		(1)	2	—	7
Non-controlling interests		1	1	2	2
		193	280	507	270

The interim unaudited condensed consolidated statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of financial position

(In $ million)	Note	As of September 30, 2017	As of December 31, 2016
Assets
Cash and cash equivalents		443	932
Trade and other receivables, net		1,232	1,051
Inventories	11	1,415	1,245
Current tax assets		17	21
Assets held for sale		3	26
Derivatives		12	7
Other assets		53	50
Total current assets		3,175	3,332
Related party and other non-current receivables		354	352
Investments in associates and joint ventures		24	22
Deferred tax assets		44	8
Property, plant and equipment		2,983	3,010
Intangible assets		9,757	9,902
Derivatives		392	257
Other assets		79	71
Total non-current assets		13,633	13,622
Total assets		16,808	16,954
Liabilities
Trade and other payables		1,180	1,182
Liabilities directly associated with assets held for sale		—	23
Borrowings	12	470	746
Current tax liabilities		60	46
Derivatives		2	3
Employee benefits		191	248
Provisions		54	65
Total current liabilities		1,957	2,313
Non-current payables		41	40
Borrowings	12	11,022	11,325
Deferred tax liabilities		1,154	1,082
Employee benefits		1,100	1,162
Provisions		71	75
Total non-current liabilities		13,388	13,684
Total liabilities		15,345	15,997
Net assets		1,463	957
Equity
Share capital		1,664	1,664
Reserves		(1,819)	(1,988)
Retained profits		1,608	1,272
Equity attributable to equity holder of the Group		1,453	948
Non-controlling interests		10	9
Total equity		1,463	957

The interim unaudited condensed consolidated statements of financial position should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of changes in equity

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2016)	1,664	(439)	(1,557)	1,113	781	16	797
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	427	427	2	429
Remeasurement of defined benefit plans, net of income tax	—	—	(151)	—	(151)	—	(151)
Foreign currency translation reserve	—	(8)	—	—	(8)	—	(8)
Total comprehensive income (loss) for the period	—	(8)	(151)	427	268	2	270
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance as of September 30, 2016	1,664	(447)	(1,708)	1,540	1,049	16	1,065
Balance at the beginning of the period (January 1, 2017)	1,664	(505)	(1,483)	1,272	948	9	957
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	339	339	2	341
Remeasurement of defined benefit plans, net of income tax	—	—	66	—	66	—	66
Foreign currency translation reserve	—	86	—	—	86	—	86
Reclassification of foreign currency translation reserve upon sale of businesses	—	14	—	—	14	—	14
Total comprehensive income (loss) for the period	—	100	66	339	505	2	507
Reclassification upon sale of businesses	—	—	3	(3)	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of September 30, 2017	1,664	(405)	(1,414)	1,608	1,453	10	1,463

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The interim unaudited condensed consolidated statements of changes in equity should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

	For the nine month period ended September 30,
(In $ million)	2017	2016
Cash flows from (used in) operating activities
Profit (loss)	341	429
Adjustments for:
Depreciation and amortization	505	528
Asset impairment charges, net of reversals	7	19
Foreign currency adjustments	(1)	5
Change in fair value of derivatives	(2)	(10)
(Gain) loss on sale or disposal of businesses and non-current assets	13	(6)
Share of profit of associates and joint ventures, net of income tax	(2)	(2)
Net financial (income) expenses	424	312
Premium on extinguishment of borrowings	(9)	(68)
Interest paid	(481)	(686)
Income tax expense (benefit)	147	212
Income taxes paid, net of refunds received	(145)	(101)
Change in trade and other receivables	(168)	(58)
Change in inventories	(155)	(59)
Change in trade and other payables	38	63
Change in provisions and employee benefits	(37)	54
Change in other assets and liabilities	(24)	(3)
Net cash from (used in) operating activities	451	629
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	(287)	(215)
Proceeds from disposal of property, plant and equipment and other assets	2	3
Disposal of businesses, net of cash disposed	7	(12)
Other	2	4
Net cash from (used in) investing activities	(276)	(220)
Cash flows from (used in) financing activities
Drawdown of borrowings	452	3,338
Repayment of borrowings	(1,112)	(4,080)
Payment of debt transaction costs	(10)	(92)
Other	(4)	(5)
Net cash from (used in) financing activities	(674)	(839)
Net increase (decrease) in cash and cash equivalents	(499)	(430)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the period	932	1,977
Cash and cash equivalents classified as assets held for sale at the beginning of the period	3	—
Effect of exchange rate fluctuations on cash and cash equivalents	7	(3)
Cash and cash equivalents at the end of the period	443	1,544
Cash and cash equivalents are comprised of:
Cash and cash equivalents	443	1,542
Cash and cash equivalents classified as assets held for sale at the end of the period	—	2
Cash and cash equivalents at the end of the period	443	1,544

Significant non-cash financing and investing activities

In August 2017, Rank Group Limited repaid $24 million of the related party loan receivable balance and the Group, by way of a payment direction, repaid $23 million of outstanding related party trade payable balances due to Rank Group Limited and $1 million of outstanding related party borrowings with Packaging Holdings Limited.

In February 2017, the Group refinanced its Credit Agreement as discussed further in note 12. The refinancing resulted in no actual cash flows other than the payment of fees, which is included above in financing cash flows as a payment of debt transaction costs. The principal amount outstanding at the time of the refinancing was $3,583 million.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The interim unaudited condensed consolidated financial statements of the Company as of September 30, 2017 and for the three and nine month periods ended September 30, 2017 and September 30, 2016 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

The address of the registered office of the Company is c/o: Rank Group Limited, Level 9, 148 Quay Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2016. The December 31, 2016 statement of financial position as presented in the interim unaudited condensed consolidated financial statements was derived from the Group’s audited financial statements for the year ended December 31, 2016, but does not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim unaudited condensed consolidated financial statements were approved by the Board of Directors (the “Directors”) on October 30, 2017 in Chicago, Illinois (October 31, 2017 in Auckland, New Zealand).

2.2    Accounting policies and recently issued accounting pronouncements

Accounting policies

The accounting policies applied by the Group in the interim unaudited condensed consolidated financial statements are consistent with those applied by the Group in the annual consolidated financial statements for the year ended December 31, 2016.

Recently issued accounting pronouncements

In June 2017, the IASB issued IFRIC Interpretation 23, “Uncertainty over Income Tax Treatments.” IFRIC 23 is to be applied while performing the determination of taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates. The interpretation is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted. The Group is currently evaluating the impact of this new standard.

In January 2016, the IASB issued IFRS 16 “Leases.” IFRS 16 contains a revised lease recognition framework. The new standard will require (i) a financial liability to be recognized for the present value of the future lease payments and (ii) a non-current asset to be recognized representing the right to use the leased asset. The effective date of the new standard is January 1, 2019. The Group is currently evaluating the impact of this new standard.

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments.” IFRS 9 replaces the guidance in IAS 39 “Financial Instruments: Recognition and Measurement” and contains revised requirements in relation to the classification, measurement and presentation of financial instruments, including derivatives. It also includes guidance on hedge accounting and impairment testing of financial instruments. IFRS 9 will be effective for periods beginning on or after January 1, 2018. The Group does not plan the early adoption of this new standard. The adoption of this new standard is not expected to have a material impact on the Group’s financial statements.

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework. The effective date of the new standard is January 1, 2018. The Group is currently evaluating the impact of this new standard.

Upon further evaluation of the Group’s customer arrangements, approximately 25% to 35% of the Group’s revenue is generated from the sale of goods manufactured to customer specifications. Typically, these customer-specific goods cannot be sold to any other customer and therefore have no alternative use. Currently, revenue for these customer-specific goods is recognized upon delivery to the customer. Under IFRS 15, revenue from goods with no alternative use is expected to be recognized prior to shipment. Based on the Group’s ongoing evaluation, this could result in earlier recognition of revenue than under current guidance for those types of customer arrangements. The Group is currently assessing the impact of any change in the timing of revenue recognition. For other types of goods, the timing of revenue recognition is not expected to change.
IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, including interim periods within those annual reporting periods. The Group expects to adopt the requirements of IFRS 15 under the modified retrospective transition method on January 1, 2018, with no change to the comparative financial information. The cumulative impact of the transition adjustment will be recognized in the statement of financial position as of January 1, 2018. Under this transition method, the Group will provide supplemental additional disclosure to highlight the impact of the requirements of the new standard.

The Group is continuing to evaluate the new disclosure requirements contained in IFRS 15.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

There have been no other material changes to any previously issued accounting pronouncements or to the Group’s evaluation of the related impact as disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2016.

2.3    Use of estimates and judgments
The preparation of the interim unaudited condensed consolidated financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed consolidated financial statements are consistent with those disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2016.
In connection with the goodwill impairment test for the year ended December 31, 2016, the Group determined that Graham Packaging’s goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.2 billion by approximately 5%. A change of 3% in the forecasted EBITDA, forecasted cash flows or discount rate or a 1% change in the estimated earnings multiple for Graham Packaging could result in a goodwill impairment. No triggering events that would require further testing of goodwill impairment were identified during the nine month period ended September 30, 2017.

3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to total borrowings as of September 30, 2017 are as follows:

(In $ million)	Financial liabilities	Less than one year	One to three years	Three to five years	Greater than five years
As of September 30, 2017*	14,473	1,056	1,247	5,490	6,680

As of December 31, 2016*	15,725	1,387	1,335	6,056	6,947

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of September 30, 2017 and December 31, 2016.

Trade and other payables, excluding accrued interest, that are due in less than one year were $1,037 million and $1,031 million as of September 30, 2017 and December 31, 2016, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group’s derivative financial instruments were in Level 2 as of September 30, 2017 and December 31, 2016 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Changes in any one or more of these assumptions could have a significant impact on the values.

There were no transfers between any levels during the nine month period ended September 30, 2017. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

4.    Segment reporting

The Group’s reportable business segments are as follows:

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and plastic egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic and aluminum beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial income or expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

Business segment reporting

	For the three month period ended September 30, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	716	834	537	367	235	—	2,689
Total inter-segment revenue	38	120	—	33	4	(195)	—
Total segment revenue	754	954	537	400	239	(195)	2,689
Gross profit	219	186	82	71	44	—	602
Expenses and other income	(72)	(61)	(46)	(18)	(26)	(38)	(261)
Earnings before interest and tax (“EBIT”) from continuing operations	147	125	36	53	18	(38)	341
Financial income							9
Financial expenses							(159)
Profit (loss) from continuing operations before income tax							191
Income tax (expense) benefit							(56)
Profit (loss) from continuing operations							135

Earnings before interest and tax (“EBIT”) from continuing operations	147	125	36	53	18	(38)	341
Depreciation and amortization from continuing operations	22	51	66	14	18	—	171
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	169	176	102	67	36	(38)	512

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

	For the three month period ended September 30, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	169	176	102	67	36	(38)	512
Included in EBITDA:
Non-cash pension expense	—	—	—	—	—	20	20
Related party management fee	—	—	—	—	—	8	8
Unrealized (gain) loss on derivatives	(5)	(7)	—	(1)	—	—	(13)
Other	1	6	2	1	2	(1)	11
Adjusted EBITDA from continuing operations	165	175	104	67	38	(11)	538

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

	For the nine month period ended September 30, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	2,021	2,416	1,639	1,077	679	—	7,832
Total inter-segment revenue	113	368	—	90	12	(583)	—
Total segment revenue	2,134	2,784	1,639	1,167	691	(583)	7,832
Gross profit	605	525	252	209	124	—	1,715
Expenses and other income	(210)	(211)	(144)	(60)	(73)	(105)	(803)
Earnings before interest and tax (“EBIT”) from continuing operations	395	314	108	149	51	(105)	912
Financial income							153
Financial expenses							(577)
Profit (loss) from continuing operations before income tax							488
Income tax (expense) benefit							(147)
Profit (loss) from continuing operations							341

Earnings before interest and tax (“EBIT”) from continuing operations	395	314	108	149	51	(105)	912
Depreciation and amortization from continuing operations	65	154	194	43	49	—	505
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	460	468	302	192	100	(105)	1,417

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

	For the nine month period ended September 30, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	460	468	302	192	100	(105)	1,417
Included in EBITDA:
(Gain) loss on sale of businesses and non-current assets	—	11	2	—	1	(1)	13
Non-cash pension expense	—	—	—	—	—	54	54
Related party management fee	—	—	—	—	—	22	22
Restructuring costs, net of reversals	—	7	3	2	4	—	16
Other	(3)	8	3	—	2	(2)	8
Adjusted EBITDA from continuing operations	457	494	310	194	107	(32)	1,530
Segment assets as of September 30, 2017 (excluding intercompany balances)	4,154	4,828	4,468	1,132	1,173	1,053	16,808
Segment liabilities as of September 30, 2017 (excluding intercompany balances)	839	1,265	1,035	425	308	11,473	15,345

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

	For the three month period ended September 30, 2016
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	701	835	559	368	242	—	2,705
Total inter-segment revenue	41	122	—	28	3	(194)	—
Total segment revenue	742	957	559	396	245	(194)	2,705
Gross profit	225	182	80	79	49	(1)	614
Expenses and other income	(86)	(85)	(48)	(23)	(25)	(34)	(301)
Earnings before interest and tax (“EBIT”) from continuing operations	139	97	32	56	24	(35)	313
Financial income							245
Financial expenses							(202)
Profit (loss) from continuing operations before income tax							356
Income tax (expense) benefit							(101)
Profit (loss) from continuing operations							255

Earnings before interest and tax (“EBIT”) from continuing operations	139	97	32	56	24	(35)	313
Depreciation and amortization from continuing operations	23	55	67	14	16	—	175
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	162	152	99	70	40	(35)	488

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

	For the three month period ended September 30, 2016
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	162	152	99	70	40	(35)	488
Included in EBITDA:
Non-cash pension expense	—	—	—	—	—	16	16
Operational process engineering-related consultancy costs	—	8	—	—	—	—	8
Related party management fee	—	—	—	—	—	8	8
Restructuring costs, net of reversals	—	5	2	1	—	—	8
Unrealized (gain) loss on derivatives	(1)	(3)	—	—	(1)	—	(5)
Other	—	6	1	(11)	—	—	(4)
Adjusted EBITDA from continuing operations	161	168	102	60	39	(11)	519

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

	For the nine month period ended September 30, 2016
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	2,026	2,446	1,717	1,110	707	—	8,006
Total inter-segment revenue	108	374	—	88	12	(582)	—
Total segment revenue	2,134	2,820	1,717	1,198	719	(582)	8,006
Gross profit	630	525	264	233	137	—	1,789
Expenses and other income	(209)	(234)	(156)	(64)	(79)	(101)	(843)
Earnings before interest and tax (“EBIT”) from continuing operations	421	291	108	169	58	(101)	946
Financial income							479
Financial expenses							(791)
Profit (loss) from continuing operations before income tax							634
Income tax (expense) benefit							(212)
Profit (loss) from continuing operations							422

Earnings before interest and tax (“EBIT”) from continuing operations	421	291	108	169	58	(101)	946
Depreciation and amortization from continuing operations	66	170	202	41	49	—	528
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	487	461	310	210	107	(101)	1,474

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

	For the nine month period ended September 30, 2016
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	487	461	310	210	107	(101)	1,474
Included in EBITDA:
Asset impairment charges, net of reversals	—	10	6	—	3	—	19
Non-cash pension expense	—	—	—	—	—	49	49
Operational process engineering-related consultancy costs	—	19	—	—	—	—	19
Related party management fee	—	—	—	—	—	24	24
Restructuring costs, net of reversals	—	15	10	1	3	—	29
Unrealized (gain) loss on derivatives	(8)	(1)	—	(2)	(1)	—	(12)
Other	—	(1)	1	(7)	(1)	2	(6)
Adjusted EBITDA from continuing operations	479	503	327	202	111	(26)	1,596
Segment assets as of December 31, 2016 (excluding intercompany balances)	4,047	4,797	4,489	1,130	1,195	1,296	16,954
Segment liabilities as of December 31, 2016 (excluding intercompany balances)	808	1,215	1,028	411	254	12,281	15,997

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

5.    Seasonality

The Group’s business is impacted by seasonal fluctuations.

Reynolds Consumer Products

Reynolds Consumer Products’ operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice’s operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging’s operations are slightly seasonal with higher levels of unit volume sales of bottled beverages during the summer months, most significantly in North America.

Evergreen

Evergreen’s operations are moderately seasonal. Evergreen’s customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures’ operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In addition, in order to avoid capacity shortfalls in the summer months, Closures’ customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters.

6.    Net other income (expenses)

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2017	2016	2017	2016
Asset impairment charges, net of reversals	(4)	(9)	(7)	(19)
Gain (loss) on sale of businesses	—	—	(13)	—
Net foreign currency exchange gains (losses)	(1)	(5)	—	(8)
Related party management fee (refer to note 14)	(8)	(8)	(22)	(24)
Unrealized gain (loss) on derivatives	13	5	2	10
Other	6	1	9	5
Net other income (expenses)	6	(16)	(31)	(36)

7.    Discontinued operations

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. In November 2016, an additional amount of €150 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2015. In June 2017, an additional amount of €10 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2016. All eligible earn-out proceeds have now been collected.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

8.    Financial income and expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2017	2016	2017	2016
Interest income	1	1	2	4
Interest income on related party loans	4	4	13	13
Net gain in fair value of derivatives	—	240	138	453
Net foreign currency exchange gain	4	—	—	9
Financial income	9	245	153	479
Interest expense:
Securitization Facility	(3)	(3)	(9)	(7)
Credit Agreement	(39)	(26)	(110)	(82)
Reynolds Notes:
7.125% Senior Secured Notes due 2019	—	—	—	(26)
7.875% Senior Secured Notes due 2019	—	—	—	(27)
5.750% Senior Secured Notes due 2020	(47)	(47)	(140)	(140)
6.875% Senior Secured Notes due 2021	(11)	(17)	(33)	(51)
Floating Rate Senior Secured Notes due 2021	(9)	(8)	(26)	(8)
5.125% Senior Secured Notes due 2023	(21)	(19)	(62)	(20)
8.500% Senior Notes due 2018	—	—	—	(28)
9.000% Senior Notes due 2019	—	—	—	(28)
9.875% Senior Notes due 2019	—	(15)	—	(77)
8.250% Senior Notes due 2021	—	(21)	(4)	(62)
7.000% Senior Notes due 2024	(14)	(14)	(42)	(14)
2013 Notes:
5.625% Senior Notes due 2016	—	(9)	—	(27)
6.000% Senior Subordinated Notes due 2017	—	—	—	(18)
Pactiv Notes:
8.125% Debentures due 2017	—	(6)	(11)	(18)
6.400% Notes due 2018	—	—	(1)	(1)
7.950% Debentures due 2025	(5)	(5)	(16)	(16)
8.375% Debentures due 2027	(5)	(5)	(13)	(13)
Amortization of:
Transaction costs	(4)	(6)	(13)	(21)
Fair value adjustment of acquired notes	—	1	1	1
Embedded derivatives	2	2	5	6
Net foreign currency exchange loss	—	(1)	(30)	—
Loss on extinguishment of debt(a)(b)	—	—	(65)	(105)
Other	(3)	(3)	(8)	(9)
Financial expenses	(159)	(202)	(577)	(791)
Net financial income (expenses)	(150)	43	(424)	(312)

(a)
The 2017 loss on extinguishment of debt included $56 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of the 8.250% Senior Notes, the Credit Agreement refinancing and the 2017 Securitization Facility refinancing as well as $9 million of redemption premiums related to the repurchase of the 8.250% Senior Notes.

(b)
The 2016 loss on extinguishment of debt included $71 million of redemption premiums and tender fees related to the repurchase of certain senior secured notes and senior notes using the proceeds from the issuance of the 5.125% Senior Secured Notes due 2023, the Floating Rate Senior Secured Notes due 2021 and the 7.000% Senior Notes due 2024, available cash and additional borrowings under the previous securitization facility. Also included is $34 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of these notes.

Refer to note 12 for information on the Group’s borrowings.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

9.    Income tax

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2017	2016	2017	2016
Profit (loss) from continuing operations before income tax	191	356	488	634
Income tax using the New Zealand tax rate of 28%	(53)	(100)	(136)	(178)
Effect of tax rates in foreign jurisdictions	(15)	(23)	(43)	(41)
Non-deductible expenses and permanent differences	11	2	—	(21)
Domestic manufacturing deduction	4	20	10	38
Withholding tax	(2)	(2)	(6)	(5)
Recognition of previously unrecognized tax losses and temporary differences	1	—	36	—
Unrecognized tax losses and temporary differences	6	(1)	(2)	(9)
Tax uncertainties	(1)	(1)	—	—
Over (under) provided in prior periods	(6)	3	(3)	3
Other	(1)	1	(3)	1
Total income tax (expense) benefit	(56)	(101)	(147)	(212)

The effective tax rates for the three and nine month periods ended September 30, 2017 and 2016 represent the Group’s estimate of the effective rates expected to be applicable for the respective full fiscal years, adjusted for any discrete events which are recorded in the period that they occur.

The period-over-period changes in the effective tax rate reflect (i) the establishment in 2017 of a $35 million deferred tax asset for unused tax losses previously unrecognized, (ii) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the Group operates and (iii) the inability to realize a tax benefit for losses in certain jurisdictions. The deferred tax asset in respect of previously unrecognized tax losses resulted from a reassessment of recoverability.

In addition to the above amounts, for the three and nine month periods ended September 30, 2017, the Group has recognized tax expense of $36 million and $39 million, respectively, directly in other comprehensive income (three and nine month periods ended September 30, 2016: tax expense of $15 million and tax benefit of $90 million, respectively).

10.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2017	2016	2017	2016
Cost of sales	105	109	308	328
General and administration expenses	2	2	6	7
Total depreciation expense	107	111	314	335

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2017	2016	2017	2016
Cost of sales	10	10	31	31
General and administration expenses	54	54	160	162
Total amortization expense	64	64	191	193

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

11.    Inventories

(In $ million)	As of September 30, 2017	As of December 31, 2016
Raw materials and consumables	390	331
Work in progress	170	163
Finished goods	752	654
Engineering and maintenance materials	120	115
Provision against inventories	(17)	(18)
Total inventories	1,415	1,245

During the three and nine month periods ended September 30, 2017, the raw materials elements of inventories recognized in the statements of comprehensive income as a component of cost of sales totaled approximately $1.2 billion and $3.4 billion, respectively (three and nine month periods ended September 30, 2016: $1.2 billion and $3.4 billion, respectively).

12.    Borrowings

As of September 30, 2017, the Group was in compliance with all of its covenants.
The Group’s borrowings are detailed below.

(In $ million)	As of September 30, 2017	As of December 31, 2016
Securitization Facility	420	407
Credit Agreement	3,581	3,578
Reynolds Notes:
Reynolds Senior Secured Notes:
5.750% Senior Secured Notes due 2020	3,237	3,237
6.875% Senior Secured Notes due 2021	645	645
Floating Rate Senior Secured Notes due 2021	750	750
5.125% Senior Secured Notes due 2023	1,600	1,600
Reynolds Senior Notes:
8.250% Senior Notes due 2021	—	345
7.000% Senior Notes due 2024	800	800
Pactiv Notes:
8.125% Debentures due 2017	—	300
6.400% Notes due 2018	16	16
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Related party borrowings	—	1
Other borrowings	21	24
Total principal amount of borrowings	11,546	12,179
Transaction costs	(82)	(136)
Embedded derivatives	34	40
Original issue discounts, net of premiums	(6)	(12)
Carrying value	11,492	12,071

Current borrowings	470	746
Non-current borrowings	11,022	11,325
Total borrowings	11,492	12,071

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

(a)        Securitization Facility

On March 22, 2017, the Group entered into a new $600 million securitization facility (the “2017 Securitization Facility”), of which $452 million was drawn on the closing date. The proceeds and cash were used to repay and extinguish all amounts outstanding under the previous securitization facility and pay transaction fees and expenses. The 2017 Securitization Facility matures on March 22, 2022. Consistent with the previous facility: (i) the amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables; (ii) the 2017 Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash; and (iii) the terms of the arrangement do not result in the derecognition of the trade receivables by the Group. The 2017 Securitization Facility has an interest rate equal to one-month LIBOR with no floor, plus a margin of 1.75% per annum, which was reduced from 1.90% per annum under the previous facility. As of September 30, 2017, $420 million was drawn under the 2017 Securitization Facility.

(b)         Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013, December 27, 2013, February 25, 2015, August 5, 2016, October 4, 2016 and February 7, 2017 (the “Credit Agreement”). The Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of September 30, 2017 (in million)	Applicable interest rate as of September 30, 2017
Term Tranches
U.S. Term Loans	$	February 5, 2023	3,315	3,290	LIBOR floor of 0.000% + 2.750%
European Term Loans	€	February 5, 2023	249	248	EURIBOR floor of 0.000% + 3.250%
Revolving Tranche(1)
U.S. Revolving Loans	$	August 5, 2021	302	64	—

(1)	The Revolving Tranche was utilized in the form of bank guarantees and letters of credit.

On February 7, 2017, the Group entered into an incremental assumption agreement and incurred $3,315 million and €249 million of term loans thereunder. The proceeds of these incremental term loans were used to repay in full the outstanding U.S. and European term loans under the Credit Agreement. This resulted in a 0.25% per annum reduction in the margin applicable to the outstanding U.S. and European term loans to 3.000% per annum and 3.500% per annum, respectively, and a reduction in the LIBOR floor of the U.S. term loans by 100 basis points to 0.000% per annum.

Refer to note 8 for the loss recognized on the extinguishment of borrowings as a result of the write-off of unamortized debt issuance costs.
On September 29, 2017, the interest rate margin applicable to the outstanding U.S. and European term loans was reduced by 0.25% per annum to 2.750% per annum and 3.250% per annum, respectively, due to certain upgrades in RGHL’s credit rating.

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal, as of the February 7, 2017 amendment, in respect of the term loans. The borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were due in 2016 for the year ended December 31, 2015 or will be due in 2017 for the year ended December 31, 2016.

(c)        Reynolds Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of September 30, 2017 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the “Reynolds Notes Issuers”) are summarized below:

	Maturity date	Interest payment dates
5.750% Senior Secured Notes due 2020	October 15, 2020	April 15 and October 15
6.875% Senior Secured Notes due 2021	February 15, 2021	February 15 and August 15
Floating Rate Senior Secured Notes due 2021(1)	July 15, 2021	January 15, April 15, July 15 and October 15
5.125% Senior Secured Notes due 2023(2)	July 15, 2023	January 15 and July 15; commencing January 15, 2017
7.000% Senior Notes due 2024	July 15, 2024	January 15 and July 15; commencing January 15, 2017

(1)
The Floating Rate Senior Secured Notes due 2021 were issued at an issue price of 99.000% and have an interest rate equal to three-month U.S. LIBOR plus 3.500% reset quarterly. In July 2016, the Group entered into an interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Noted due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is 4.670% from October 15, 2016.

(2)	$250 million aggregate principal amount of 5.125% Senior Secured Notes due 2023 were issued at an issue price of 103.500%.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

On February 15, 2017, the Group redeemed all of the $345 million aggregate principal amount outstanding of 8.250% Senior Notes due 2021 at a redemption price of 102.750% plus accrued and unpaid interest.
Refer to note 8 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.
Assets pledged as security for borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) (a wholly-owned subsidiary of the Company) have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I and certain of its subsidiaries have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Reynolds Notes are unchanged from December 31, 2016.

The Floating Rate Senior Secured Notes due 2021, the 5.125% Senior Secured Notes due 2023 and the 7.000% Senior Notes due 2024 are not required to be and will not be registered with the U.S. Securities and Exchange Commission.

(d)    Pactiv Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of September 30, 2017 issued by Pactiv LLC are summarized below:

	Maturity date	Semi-annual interest payment dates
6.400% Notes due 2018	January 15, 2018	January 15 and July 15
7.950% Debentures due 2025	December 15, 2025	June 15 and December 15
8.375% Debentures due 2027	April 15, 2027	April 15 and October 15

On June 15, 2017, the Group repaid upon maturity all of the $300 million aggregate principal amount outstanding of 8.125% Debentures due 2017.

The guarantee arrangements, indenture restrictions and redemption terms for the Pactiv Notes are unchanged from December 31, 2016.

(e)    Other borrowings

As of September 30, 2017, in addition to the 2017 Securitization Facility, the Credit Agreement, the Reynolds Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of September 30, 2017, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of September 30, 2017 also included finance lease obligations of $21 million (December 31, 2016: $23 million).

13.    Employee benefits

In September 2017, the Group recorded a $5 million pension settlement charge in general and administration expenses in connection with the purchase of a group annuity contract from an insurance company to settle $308 million of the outstanding pension benefit obligation under the Pactiv Retirement Plan. The insurance company assumed the obligation to pay future pension benefits and provide administrative services for approximately 13,600 retirees and surviving beneficiaries who are currently receiving payments from this plan. The purchase was funded directly by plan assets.

14.    Related parties

In August 2017, Rank Group Limited repaid $24 million of the related party loan receivable balance and the Group, by way of a payment direction, repaid $23 million of outstanding related party trade payable balances due to Rank Group Limited and $1 million of outstanding related party borrowings with Packaging Holdings Limited. Other than as disclosed herein, the nature of the Group’s related party relationships, balances and transactions as of and for the three and nine month periods ended September 30, 2017 are consistent with the information presented in note 21 of the Group’s annual consolidated financial statements for the year ended December 31, 2016.

15.    Contingencies

Management fee

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring, and advising fees (the “Management Fee”) of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year.

The Credit Agreement permits the Group to pay an additional Management Fee of up to $22 million in respect of the 2009 and 2010 financial years. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness (refer to note 12 for additional information).

Other matters

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of September 30, 2017, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of September 30, 2017, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.

16.    Condensed consolidating guarantor financial information

Certain of the Group’s subsidiaries have guaranteed the Group’s obligations under the Reynolds Notes (as defined in note 12).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of September 30, 2017 and December 31, 2016 and the related statements of comprehensive income for the three and nine month periods ended September 30, 2017 and 2016 and cash flows for the nine month periods ended September 30, 2017 and 2016 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Notes Issuers (as defined in note 12);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Notes Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of comprehensive income for the three and nine month periods ended September 30, 2017 and 2016, the condensed consolidating statements of cash flows for the nine month periods ended September 30, 2017 and 2016, and the condensed consolidating statements of financial position as of September 30, 2017 and December 31, 2016 reflect the current guarantor structure of the Group.

Each guarantor subsidiary is 100% owned by the Parent. The notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed consolidating statements of comprehensive income, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of comprehensive income, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in the annual financial statements for the year ended December 31, 2016 and comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2017
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,379	357	(47)	2,689
Cost of sales	—	—	(1,836)	(298)	47	(2,087)
Gross profit	—	—	543	59	—	602
Net other income (expenses) and share of equity method earnings, net of income tax	131	—	68	(5)	(188)	6
Selling, marketing and distribution expenses	—	—	(67)	(9)	—	(76)
General and administration expenses	—	—	(176)	(15)	—	(191)
Profit (loss) from operating activities	131	—	368	30	(188)	341
Financial income	3	137	14	14	(159)	9
Financial expenses	—	(105)	(204)	(9)	159	(159)
Net financial income (expenses)	3	32	(190)	5	—	(150)
Profit (loss) from continuing operations before income tax	134	32	178	35	(188)	191
Income tax (expense) benefit	—	(12)	(38)	(6)	—	(56)
Profit (loss) from continuing operations	134	20	140	29	(188)	135
Profit (loss) from discontinued operations, net of income tax	(1)	—	(1)	—	1	(1)
Profit (loss) for the period	133	20	139	29	(187)	134
Total other comprehensive income (loss) for the period, net of income tax	59	—	63	6	(69)	59
Total comprehensive income (loss) for the period	192	20	202	35	(256)	193

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	134	20	140	28	(188)	134
Equity holder of the Group - discontinued operations	(1)	—	(1)	—	1	(1)
Non-controlling interests	—	—	—	1	—	1
	133	20	139	29	(187)	134

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	193	20	203	34	(257)	193
Equity holder of the Group - discontinued operations	(1)	—	(1)	—	1	(1)
Non-controlling interests	—	—	—	1	—	1
	192	20	202	35	(256)	193

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

	For the nine month period ended September 30, 2017
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	6,958	1,018	(144)	7,832
Cost of sales	—	—	(5,403)	(858)	144	(6,117)
Gross profit	—	—	1,555	160	—	1,715
Net other income (expenses) and share of equity method earnings, net of income tax	328	—	206	(27)	(538)	(31)
Selling, marketing and distribution expenses	—	—	(190)	(22)	—	(212)
General and administration expenses	—	—	(512)	(48)	—	(560)
Profit (loss) from operating activities	328	—	1,059	63	(538)	912
Financial income	13	543	17	45	(465)	153
Financial expenses	—	(317)	(689)	(36)	465	(577)
Net financial income (expenses)	13	226	(672)	9	—	(424)
Profit (loss) from continuing operations before income tax	341	226	387	72	(538)	488
Income tax (expense) benefit	(2)	(84)	(45)	(16)	—	(147)
Profit (loss) from continuing operations	339	142	342	56	(538)	341
Profit (loss) from discontinued operations, net of income tax	—	—	—	—	—	—
Profit (loss) for the period	339	142	342	56	(538)	341
Total other comprehensive income (loss) for the period, net of income tax	166	—	158	87	(245)	166
Total comprehensive income (loss) for the period	505	142	500	143	(783)	507

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	339	142	342	54	(538)	339
Equity holder of the Group - discontinued operations	—	—	—	—	—	—
Non-controlling interests	—	—	—	2	—	2
	339	142	342	56	(538)	341

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	505	142	500	141	(783)	505
Equity holder of the Group - discontinued operations	—	—	—	—	—	—
Non-controlling interests	—	—	—	2	—	2
	505	142	500	143	(783)	507

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

Condensed consolidating statement of financial position

	Balance as of September 30, 2017
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	271	172	—	443
Trade and other receivables, net	—	—	86	1,146	—	1,232
Inventories	—	—	1,248	167	—	1,415
Inter-group receivables	—	628	24	—	(652)	—
Assets held for sale	—	—	3	—	—	3
Other assets	—	—	58	24	—	82
Total current assets	—	628	1,690	1,509	(652)	3,175
Investments in subsidiaries	1,210	—	1,091	—	(2,301)	—
Property, plant and equipment	—	—	2,593	390	—	2,983
Intangible assets	—	—	9,394	363	—	9,757
Inter-group receivables	7	6,861	1,547	110	(8,525)	—
Other assets	330	393	128	42	—	893
Total non-current assets	1,547	7,254	14,753	905	(10,826)	13,633
Total assets	1,547	7,882	16,443	2,414	(11,478)	16,808
Liabilities
Trade and other payables	24	127	822	207	—	1,180
Borrowings	—	—	52	418	—	470
Inter-group payables	—	4	628	20	(652)	—
Other liabilities	5	—	262	40	—	307
Total current liabilities	29	131	1,764	685	(652)	1,957
Borrowings	—	6,994	4,028	—	—	11,022
Inter-group liabilities	65	425	7,320	715	(8,525)	—
Other liabilities	—	165	2,121	80	—	2,366
Total non-current liabilities	65	7,584	13,469	795	(8,525)	13,388
Total liabilities	94	7,715	15,233	1,480	(9,177)	15,345
Net assets	1,453	167	1,210	934	(2,301)	1,463
Equity
Equity attributable to equity holder of the Group	1,453	167	1,210	924	(2,301)	1,453
Non-controlling interests	—	—	—	10	—	10
Total equity	1,453	167	1,210	934	(2,301)	1,463

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2017
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(18)	(292)	793	(131)	99	451

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(260)	(27)	—	(287)
Proceeds from disposal of property, plant and equipment and other assets	—	—	1	1	—	2
Disposal of businesses, net of cash disposed	—	—	12	(5)	—	7
Net related party (advances) repayments	—	345	(346)	14	(13)	—
Related party interest received	—	91	8	—	(99)	—
Other	—	—	2	—	—	2
Net cash from (used in) investing activities	—	436	(583)	(17)	(112)	(276)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	—	452	—	452
Repayment of borrowings	—	(345)	(327)	(440)	—	(1,112)
Net related party borrowings (repayments)	18	201	(360)	128	13	—
Payment of debt transaction costs	—	—	(6)	(4)	—	(10)
Other	—	—	(3)	(1)	—	(4)
Net cash from (used in) financing activities	18	(144)	(696)	135	13	(674)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,384	365	(44)	2,705
Cost of sales	—	—	(1,830)	(305)	44	(2,091)
Gross profit	—	—	554	60	—	614
Net other income (expenses) and share of equity method earnings, net of income tax	250	—	229	(12)	(483)	(16)
Selling, marketing and distribution expenses	—	—	(77)	(8)	—	(85)
General and administration expenses	—	—	(182)	(18)	—	(200)
Profit (loss) from operating activities	250	—	524	22	(483)	313
Financial income	4	413	4	17	(193)	245
Financial expenses	—	(142)	(245)	(8)	193	(202)
Net financial income (expenses)	4	271	(241)	9	—	43
Profit (loss) from continuing operations before income tax	254	271	283	31	(483)	356
Income tax (expense) benefit	—	(69)	(25)	(7)	—	(101)
Profit (loss) from continuing operations	254	202	258	24	(483)	255
Profit (loss) from discontinued operations, net of income tax	2	—	2	—	(2)	2
Profit (loss) for the period	256	202	260	24	(485)	257
Total other comprehensive income (loss) for the period, net of income tax	23	—	18	(2)	(16)	23
Total comprehensive income (loss) for the period	279	202	278	22	(501)	280

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	254	202	258	23	(483)	254
Equity holder of the Group - discontinued operations	2	—	2	—	(2)	2
Non-controlling interests	—	—	—	1	—	1
	256	202	260	24	(485)	257

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	277	202	276	21	(499)	277
Equity holder of the Group - discontinued operations	2	—	2	—	(2)	2
Non-controlling interests	—	—	—	1	—	1
	279	202	278	22	(501)	280

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

Condensed consolidating statement of comprehensive income

	For the nine month period ended September 30, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	7,045	1,104	(143)	8,006
Cost of sales	—	—	(5,435)	(925)	143	(6,217)
Gross profit	—	—	1,610	179	—	1,789
Net other income (expenses) and share of equity method earnings, net of income tax	410	—	366	(26)	(786)	(36)
Selling, marketing and distribution expenses	—	—	(193)	(24)	—	(217)
General and administration expenses	—	—	(534)	(56)	—	(590)
Profit (loss) from operating activities	410	—	1,249	73	(786)	946
Financial income	13	983	24	49	(590)	479
Financial expenses	—	(590)	(772)	(19)	590	(791)
Net financial income (expenses)	13	393	(748)	30	—	(312)
Profit (loss) from continuing operations before income tax	423	393	501	103	(786)	634
Income tax (expense) benefit	(3)	(121)	(68)	(20)	—	(212)
Profit (loss) from continuing operations	420	272	433	83	(786)	422
Profit (loss) from discontinued operations, net of income tax	7	—	7	—	(7)	7
Profit (loss) for the period	427	272	440	83	(793)	429
Total other comprehensive income (loss) for the period, net of income tax	(159)	—	(173)	(10)	183	(159)
Total comprehensive income (loss) for the period	268	272	267	73	(610)	270

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	420	272	433	81	(786)	420
Equity holder of the Group - discontinued operations	7	—	7	—	(7)	7
Non-controlling interests	—	—	—	2	—	2
	427	272	440	83	(793)	429

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	261	272	260	71	(603)	261
Equity holder of the Group - discontinued operations	7	—	7	—	(7)	7
Non-controlling interests	—	—	—	2	—	2
	268	272	267	73	(610)	270

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

Condensed consolidating statement of financial position

	Balance as of December 31, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	757	175	—	932
Trade and other receivables, net	6	—	152	893	—	1,051
Inventories	—	—	1,090	155	—	1,245
Inter-group receivables	—	332	21	2	(355)	—
Assets held for sale	—	—	4	22	—	26
Other assets	—	—	57	21	—	78
Total current assets	6	332	2,081	1,268	(355)	3,332
Investments in subsidiaries	710	—	907	—	(1,617)	—
Property, plant and equipment	—	—	2,626	384	—	3,010
Intangible assets	—	—	9,556	346	—	9,902
Inter-group receivables	13	7,266	1,059	128	(8,466)	—
Other assets	330	258	85	37	—	710
Total non-current assets	1,053	7,524	14,233	895	(10,083)	13,622
Total assets	1,059	7,856	16,314	2,163	(10,438)	16,954
Liabilities
Trade and other payables	60	144	785	193	—	1,182
Borrowings	1	—	338	407	—	746
Inter-group payables	—	1	337	20	(358)	—
Liabilities directly associated with assets held for sale	—	—	—	23	—	23
Other liabilities	5	1	314	42	—	362
Total current liabilities	66	146	1,774	685	(358)	2,313
Borrowings	—	7,332	3,992	1	—	11,325
Inter-group liabilities	45	272	7,637	509	(8,463)	—
Other liabilities	—	81	2,201	77	—	2,359
Total non-current liabilities	45	7,685	13,830	587	(8,463)	13,684
Total liabilities	111	7,831	15,604	1,272	(8,821)	15,997
Net assets	948	25	710	891	(1,617)	957
Equity
Equity attributable to equity holder of the Group	948	25	710	882	(1,617)	948
Non-controlling interests	—	—	—	9	—	9
Total equity	948	25	710	891	(1,617)	957

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(587)	771	65	380	629

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(187)	(28)	—	(215)
Proceeds from disposal of property, plant and equipment and other assets	—	—	1	2	—	3
Disposal of businesses, net of cash disposed	—	—	(12)	—	—	(12)
Net related party (advances) repayments	—	223	60	—	(283)	—
Related party interest received	—	376	7	—	(379)	4
Net cash from (used in) investing activities	—	599	(131)	(26)	(662)	(220)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	3,152	—	186	—	3,338
Repayment of borrowings	—	(3,186)	(798)	(96)	—	(4,080)
Net related party borrowings (repayments)	—	57	(223)	(117)	283	—
Payment of debt transaction costs	—	(34)	(58)	—	—	(92)
Other	—	—	(4)	(1)	—	(5)
Net cash from (used in) financing activities	—	(11)	(1,083)	(28)	283	(839)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2017

17.    Subsequent events

Other than as disclosed herein, there have been no events subsequent to September 30, 2017 which would require accrual or disclosure in these interim unaudited condensed consolidated financial statements.